EXHIBIT 8.1

800 Capital Street, Suite 2200 Houston, TX 77002 +1.713.354.4800

August 9, 2024

ExcelFin Acquisition Corp.

100 Kingsley Park Drive

Fort Mill, South Carolina 29715

Ladies and Gentlemen:

We are acting as U.S. tax counsel to ExcelFin Acquisition Corp., a Delaware corporation (“ExcelFin”), in connection with the preparation and filing of the Registration Statement on Form F-4 initially filed with the Securities and Exchange Commission (the “Commission”) on August 21, 2023 (File No. 333-274114) (as amended, the “Registration Statement”), relating to the Business Combination Agreement, dated June 26, 2023, (as amended to date, the “Business Combination Agreement”), by and among ExcelFin, Betters Medical Investment Holdings Limited, a Cayman Islands exempted company (“Betters Medical”), Baird Medical Investment Holdings Limited, a Cayman Islands exempted company and a direct, wholly owned subsidiary of Betters Medical (“PubCo”), Betters Medical Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of PubCo (“Merger Sub 1”), Betters Medical Merger Sub 2, Inc., a Delaware corporation and a direct, wholly owned subsidiary of PubCo (“Merger Sub 2”), Betters Medical NewCo, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Betters Medical (“NewCo”), and Tycoon Choice Global Limited, a business company limited by shares incorporated under the laws of the British Virgin Islands and a direct, wholly owned subsidiary of Betters Medical (“Tycoon”). Any defined term used and not defined herein has the meaning given to it in the prospectus (the “Prospectus”) included in the Registration Statement.

Based upon the Internal Revenue Code of 1986, as amended, the final, temporary and proposed Treasury regulations promulgated thereunder, judicial decisions, revenue rulings and revenue procedures of the Internal Revenue Service, and other administrative pronouncements, all as of the date hereof, it is our opinion that:

Subject to the limitations and conditions set forth therein, the discussion contained in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations” insofar as such description purports to summarize the U.S. federal income tax matters referred to therein is our opinion as to the material U.S. federal income tax considerations for U.S. holders and non-U.S. holders (each such term is defined therein) of ExcelFin Securities of (i) electing to have their Common Stock redeemed for cash if the First Merger is completed, (ii) the First Merger and (iii) the ownership and disposition of PubCo Securities acquired pursuant to the First Merger under currently applicable law.

This opinion letter speaks only as of the date hereof. Our opinion is based on current U.S. federal income tax law and administrative practice. Further, legal opinions are not binding upon the Internal Revenue Service and there can be no assurance that contrary positions may not be asserted by the Internal Revenue Service.

This opinion is issued solely for the purposes of the filing of the Registration Statement. We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement and to the reference to us in the Prospectus under “Material U.S. Federal Income Tax Considerations.” In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Act and the rules and regulations of the Commission promulgated thereunder. This opinion is strictly limited to the matters stated in it.

Very truly yours,

Allen Overy Shearman Sterling US LLP

/s/ Allen Overy Shearman Sterling US LLP